China Internet Nationwide Financial Services Inc. Develops Quantum Compass Intelligent System to Capture Additional Market Share, Improve Efficiency and Lower Financing Costs for its Supply Chain Financing Segment

BEIJING, September 14, 2018 - China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) (“CIFS” or the “Company”), a financial advisory services provider and financial technology company today announced that its wholly-owned subsidiary, Fu Hui (ShenZhen) Commercial Factoring Co., Ltd. has developed Quantum Compass Intelligent System (“Quantum”), an operating system designed to support CIFS’s supply chain factoring operations in a bid to capture additional market share in China.

Quantum was designed to optimize CIFS’s supply chain financial services offered to SMEs. Using Quantum, CIFS is able to automatically collect, integrate, categorize and analyze financial and operational data of a large number of enterprises and of all parties involved in supply chain financing, including debtors, creditors and guarantors.

Mr. Jianxin Lin, Chairman and Chief Executive Officer of CIFS, commented, “Quantum is a revolutionary intelligent system which automatically screens and connects CIFS with enterprises in need of funds by providing a real time analysis of cash flow and automated risk control evaluation reports. This automated system, not only expands the pool of potential candidates for our supply chain financing business (as we are able to screen a much larger number of companies) but it also greatly improves efficiency, lowers overall risks and operating costs. Additionally, the system gives CIFS the ability to connect/cooperate with other financial institutions and banks, thus substantially increasing the total amount of funds that can be used by CIFS for its supply chain financing business. We believe that the Quantum platform provides CIFS with a competitive edge advantage by offering SMEs innovative products to solve their financing needs and will help it increase its market share in China.”

The Company registered six software copyrights with the National Copyright Administration of the people’s Republic of China (NCAC) in connection with the Quantum platform. These software comprise:

1.	Fuhui Factoring Online Supply Chain Finance Investment and Financing Android Platform System V1.0.4
2.	Fuhui Factoring Online Supply Chain Finance Investment and Finance IOS Platform System V1.0.4
3.	Fuhui Factoring Online Supply Chain Finance Investment and Financing Platform Computer Software V2.0
4.	Quantum Compass Medical Enterprise Invoicing Management System V1.0
5.	Quantum Compass Supply Chain Financial Credit Audit System V2.0
6.	Quantum Compass Supply Chain Financial Business Support System V2.0

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014 and headquartered in Beijing, China Internet Nationwide Financial Services Inc. provides financial advisory services, including commercial payment advisory, intermediary bank loan advisory, and international corporate financing advisory, to meet the financing and capital needs of its clients, comprised largely of small-to-medium sized enterprises. Beijing Anytrust Science & Technology Co., Ltd. (“Anytrust”) is a wholly owned subsidiary of CIFS focusing on providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies in China. For more information about the CIFS and Anytrust, please visit www.cifsp.com or www.anytrust.cn.

For more information contact:

Investor Relations (China) China Internet Nationwide Financial Services, Inc. ir@cifsp.com +1 212 220-6998	Investor Relations Service (US) Lena Cati: ir.us@cifsp.com +1 212 836-9611

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.